Media General, Inc., P.O. Box 85333 Richmond, Virginia 23293-0001 (804) 649-6000 www.mediageneral.com

(804) 649-6643

Fax (804) 649-6024

sdickinson@mediageneral.com

Stephen Y. Dickinson

Vice President and Chief Accounting Officer

March 24, 2011

Ms. Heather Clark

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 5

Washington, D.C. 20549-3561

Ref:	Media General, Inc. (Registrant)
Form 10-K
For the Fiscal Year Ended December 26, 2010
Filed February 24, 2011
Commission File No. 1-06383

Dear Ms. Clark:

To confirm our telephone conversation of Wednesday, March 23, 2011, you have agreed to our company’s request for an extension of time, until April 30, 2011, to submit its response to the Securities and Exchange Commission’s comment letter dated March 17, 2011.

Very truly yours,

/s/ Stephen Y. Dickinson

Stephen Y. Dickinson

cc:	John A. Schauss
George L. Mahoney
Timothy J. Mulvaney